

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 6, 2007

Guy Elliott
Finance Director
Rio Tinto plc and Rio Tinto Limited
6 St James's Square
London, SW1Y 4LD, United Kingdom

   Re: Rio Tinto plc and Rio Tinto Limited
      Form 20-F for the Fiscal Year Ended December 31, 2006
      Filed June 27, 2007
      File No.'s 1-10533 and 0-20122

Dear Mr. Elliott:

   We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Operating and Financial Review and Prospects, page 35

Financial Review, page 75

Contractual Cash Obligations, page 76

1. Item 5.F of the Form 20-F requires that the table of contractual obligations present all long term liabilities reflected on the balance sheet. It does not appear that you have included liabilities related to asset retirement obligations, pension and other post retirement obligations and deferred taxes. Please revise your table

> to include these items, or tell us why you believe such items are not required to be included within the table.

Controls and Procedures, page 147

Disclosure Controls and Procedures, page 147

2.   You disclose that your officers have concluded your "… disclosure controls and procedures were effective to provide reasonable assurance that the information it is required to disclose is reported fairly as and when required." Item 307 of Regulation S-K requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Please revise your officer's conclusion, if true, to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Notes to the 2006 Financial Statements, page A-7

Note 1 Principal Accounting Policies, page A-7

(c) Sales Revenue, page A-9

3.   Within the second paragraph you disclose that your gross sales revenue shown in the income statement includes your share of the sales revenue of equity accounted units. Please tell us why you believe it is appropriate to include the sales revenue of equity method accounted investments within your gross sales revenue. As part of your response, please include all applicable accounting literature you relied upon in forming your conclusion.

Note 32 Financial Instruments, page A-41

B) Currency Exposures, page A-45

4.   Footnote (a) to the table of Net Debt by currency of exposure, explains that the underlying currencies of the debt are £15 million and 5 billion yen. Please explain what you mean by "underlying currency" in this footnote. We note your disclosure that indicates the functional currencies of the companies holding the debt and that the net debt is denominated in U.S. dollars. Please further clarify the nature of these arrangements to explain why an underlying currency exists.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief